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Exhibit (a)(17)

GOLDCORP OFFER FOR WHEATON RIVER SHARES

Information Concerning Wheaton River Warrants

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Goldcorp has not made an offer for Wheaton River warrants.

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Wheaton River warrantholders do not need to take any action to benefit from the Goldcorp offer.

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Once the second step acquisition transaction is completed, Wheaton River warrants will become exercisable for Goldcorp shares. As a result:

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Each four regular warrants and each four Series A warrants, which have an exercise price of C$1.65 and expire on May 30, 2007, will entitle warrantholders to purchase one Goldcorp share at an exercise price of C$6.60.

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Each four Series B warrants, which have an exercise price of $3.10 and expire on August 25, 2008, will entitle warrantholders to purchase one Goldcorp share at an exercise price of $12.40.

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For example, a warrantholder with 400 Wheaton River warrants which are exercisable for 400 Wheaton River shares at an exercise price of C$1.65 (C$3.10) would be entitled to exercise those warrants for 100 Goldcorp shares at an exercise price of C$6.60 (C$12.40) after the completion of the second step acquisition transaction.

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Wheaton River warrants will continue to trade on the TSX and be exercisable for Wheaton River shares prior to completion of the second step acquisition transaction.

For more information, please contact the depositary:

    Kingsdale Shareholder Services Inc.
    The Exchange Tower
    130 King Street West, Suite 2950, P.O. Box 361
    Toronto, Ontario
    M5X 1E2

Telephone:	1-866-749-5464
Facsimile:	(416) 867-2271
Toll-Free Facsimile:	1-866-545-5580

or Julie Hasiwar, Director, Investor Relations:

    Wheaton River Minerals Ltd.
    Waterfront Centre, Suite 1560
    200 Burrard Street
    Vancouver, BC V6C 3L6

Telephone:	604-696-3000
Facsimile:	604-696-3001

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GOLDCORP OFFER FOR WHEATON RIVER SHARES Information Concerning Wheaton River Warrants